UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BROADCAST INTERNATIONAL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
111 31M-100
(CUSIP Number)
ANSON XU
#387 YONGJIA ROAD
SHANGHAI 20031
PEOPLES REPUBLIC OF CHINA
Telephone:  (8610) 851 89669
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 15, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	111 31M-100

1	NAMES OF REPORTING PERSONS: YANG LAN STUDIO, LTD

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		11,166,667

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,166,667

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,166,667 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	27.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

(1)	Consists of 5,666,667 shares of the Issuer’s Common Stock held directly by Yang Lan Studio Ltd. and warrants held by Yang Lan Studio Ltd. that are exercisable for an aggregate of 5,500,000 shares of the Issuer’s

Common Stock. (See Item 3 for a summary of the terms of the warrants).

(2)	Based on 40,086,609 shares of the Issuer’s Common Stock outstanding which is the sum of (i) 34,586,609 shares of the Issuer’s Common Stock outstanding as of September 14, 2006 as reported on the Issuer’s Schedule 14C filed on September 18, 2006 and (ii) 5,500,000 shares of Common Stock by which the outstanding Common Stock of the issuer would increase as a result of the issuance of the shares upon exercise of the warrants directly held by the reporting person.

1	NAMES OF REPORTING PERSONS: LAN YANG

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(c) ☐
	(d) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		14,166,667

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,166,667

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	14,166,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	35.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	Consists of 5,666,667 shares of the Issuer’s Common Stock held directly by Yang Lan Studio Ltd. and warrants held by Yang Lan Studio Ltd. that are exercisable for an aggregate of 5,500,000 shares of the Issuer’s Common Stock (see Item 3 for a summary of the terms of the warrants) and 3,000,000 shares held directly by Sun Media Investment Holdings Ltd.

(2)	Based on 40,086,609 shares of the Issuer’s Common Stock outstanding which is the sum of (i) 34,586,609 shares of the Issuer’s Common Stock outstanding as of September 14, 2006 as reported on the Issuer’s Schedule 14C filed on September 18, 2006 and (ii) 5,500,000 shares of Common Stock by which the outstanding Common Stock of the issuer would increase as a result of the issuance of the shares upon exercise of the warrants directly held by Yang Lan Studio Ltd.

1	NAMES OF REPORTING PERSONS: BRUNO WU

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(e) ☐
	(f) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		14,166,667

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,166,667

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	14,166,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Consists of 5,666,667 shares of the Issuer’s Common Stock held directly by Yang Lan Studio Ltd., warrants held by Yang Lan Studio Ltd. that are exercisable for an aggregate of 5,500,000 shares of the Issuer’s Common Stock (See Item 3 for a summary of the terms of the warrants) and 3,000,000 shares held directly by Sun Media Investment Holdings Ltd.

(2)	Based on 40,086,609 shares of the Issuer’s Common Stock outstanding which is the sum of (i) 34,586,609 shares of the Issuer’s Common Stock outstanding as of September 14, 2006 as reported on the Issuer’s Schedule 14C filed on September 18, 2006 and (ii) 5,500,000 shares of Common Stock by which the outstanding Common Stock of the issuer would increase as a result of the issuance of the shares upon exercise of the warrants held by Yang Lan Studio Ltd.

1	NAMES OF REPORTING PERSONS: SUN MEDIA INVESTMENT HOLDINGS LTD

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(g) ☐
	(h) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		3,000,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,000,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

(1)	Consists of 3,000,000 shares of the Issuer’s Common Stock held directly by Sun Media Investment Holdings Ltd.

(2)	Based on 34,586,609 shares of the Issuer’s Common Stock outstanding as of September 14, 2006 as reported on the Issuer’s Schedule 14C filed on September 18, 2006.
Item 1. Security and Issuer
     The name of the issuer is Broadcast International, Inc (the “Issuer”). The address of the Issuer’s offices is 7050 Union Park Avenue, Suite 600, Salt Lake City, UT 84047. This Schedule 13D relates to shares of the Issuer’s Common Stock (the “Common Stock”).
Item 2. Identity and Background
     This statement is being filed jointly by (A) Yang Lan Studio Ltd. (“YLS”), (B) and Lan Yang, an individual (C) Bruno Wu, an individual and (D) Sun Media Investment Holdings (“SMIH”), who are together referred to as “Reporting Persons.” This Statement is based upon the direct and indirect beneficial ownership of shares of the Issuer by YLS, Lan Yang, Bruno Wu and SMIH.
     (A) YLS is a Hong Kong corporation whose principal office address is #387 Yongjia Road, Shanghai 20031 PRC. YLS is an international media investment holding company. Lan Yang is the sole stockholder of YLS. The officers and directors of YLS are Lan Yang and Bruno WU . YLS is managed by its Board of Directors.
     (B) Lan Yang is a citizen of the People’s Republic of China. Her principal employment is as a television personality. Ms. Yang’s business address is Room 1208, F12, W3, Oriental Plaza, No.1 East Chang An Avenue, Dongcheng District, Beijing, P.R.China. For purposes of the federal securities laws, Ms. Yang may be deemed to be the person ultimately in control of YLS.
     (C) Bruno Wu is a citizen of U.S.A. His principal employment is as principal of SMIH and Chairman of the Board of Directors of Sun New Media Inc. Dr. Wu’s business address is Room 1208, F12, W3, Oriental Plaza, No.1 East Chang An Avenue, Dongcheng District, Beijing, P.R.China. Dr. Wu is the spouse of Ms. Yang.
     (D) SMIH is a British Virgin Islands corporation whose principal office address is Room 1208, F12, W3, Oriental Plaza, No.1 East Chang An Avenue, Dongcheng District, Beijing, P.R.China.. SMIH is an international media investment holding company. Ms.Yang is a principal and controlling stockholder of SMIH. Dr. Wu is the Chairman of the Board of Directors of SMIH. For purposes of the federal securities laws, Ms. Yang may be deemed to be the person ultimately in control of SMIH.
     During the last five years, none of the Reporting Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     YLS entered into a Stock Purchase Agreement with the Issuer, dated August 15, 2006, providing for the sale of 666,667 restricted shares of the Issuer’s common stock to YLS at a purchase price of $1.50 per share for a total consideration of $1,000,000 paid by YLS. Pursuant to the Stock Purchase

Agreement, the Issuer also issued warrants to YLS, including four classes of warrants (A Warrants, B Warrants, C Warrants and D Warrants), which give YLS the right to purchase an additional 5,500,000 shares of the Issuer’s common stock as described below. The A and B Warrants expire one year after the effective date of a registration statement to be filed under the Securities Act of 1933, as amended (the “Securities Act”), to register the subsequent sale of shares received from exercise of the A and B Warrants. The C Warrants and D Warrants expire eighteen months and twenty four months, respectively, after the effective date of the registration statement. The A Warrants grant YLS the right to purchase up to 750,000 shares of common stock at an exercise price of $1.60 per share, the B Warrants grant YLS the right to purchase up to 750,000 shares of common stock at an exercise price of $1.75 per share, the C Warrants grant YLS the right to purchase up to 2,000,000 shares of common stock at an exercise price of $2.10 per share, and the D Warrants grant YLS the right to purchase up to 2,000,000 shares of common stock at an exercise price of $3.00 per share.
     In addition, the Issuer entered into a Technology License Agreement with YLS, dated August 15, 2006, pursuant to which the Issuer received a fully paid, perpetual, non-exclusive, world wide license to use and distribute certain flash based e-publishing reader technology. In exchange for the license, the Issuer issued 4,000,000 restricted shares of its common stock to YLS.
     The Issuer also entered into a Technology License Agreement with Broadvision Global, Ltd., a British Virgin Islands corporation (“BGL”), dated August 15, 2006, pursuant to which the Issuer received a fully paid, perpetual, exclusive, world wide license (excluding the People’s Republic of China) to use and distribute certain internet protocol television (IPTV) platform technology developed and licensed to BGL by Beijing Broadvision Information Technologies, Ltd. (“BBIT”). In exchange for the license, the Issuer issued 1,000,000 restricted shares of its common stock to each of YLS and BBIT.
     The Issuer entered into a Stock Exchange Agreement with SMIH, dated August 15, 2006, pursuant to which the Issuer issued 3,000,000 restricted shares of its common stock to SMIH in exchange for 1,515,544 restricted shares of common stock of Sun New Media, Inc., a Minnesota corporation traded on the OTCBB. The Stock Exchange Agreement also contains a covenant on the part of the Issuer to cause the appointment of Mr. Bruno Wu to the Issuer’s Board of Directors. Dr. Wu is a principal and controlling shareholder of SMIH and the Chairman of the Board of Sun New Media, Inc. Both the Issuer and SMIH have each agreed, pursuant to lock up agreements executed as part of the transaction, not to sell the shares of stock received in the transaction before January 1, 2008.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Common Stock and Warrants as consideration in the transaction described under Item 3 and hold the securities currently beneficially owned by them for investment and business purposes.
     Pursuant to the terms of the Stock Exchange Agreement described in Item 3, on August 15, 2006, Mr. Bruno Wu was appointed to the Issuer’s Board of Directors.
     Except as set forth herein or in the exhibits attached hereto, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions or events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
     (a) Amount beneficially owned:

YLS	11,166,667	(1)
Lan Yang, Bruno Wu	14,166,667	(2)
SMIH	3,000,000	(3)

Percent of class:
YLS	27.9	%(4)
Lan Yang, Bruno Wu	35.2	%(4)
SMIH	8.7	%(5)

(b) Number of shares as to which each such person has:

(i) Sole power to vote or direct the vote:

YLS	11,166,667	(1)
Lan Yang, Bruno Wu	14,166,667	(2)
SMIH	3,000,000	(3)

(ii) Shares power to vote or direct the vote:

n/a

(iii) Sole power to dispose or to direct the disposition of:

YLS	11,166,667	(1)
Lan Yang, Bruno Wu	14,166,667	(2)
SMIH	3,000,000	(3)
     (iv) Shared power to dispose or direct the disposition of:
     n/a
Notes:

(1)	Consists of 5,666,667 shares of the Issuer’s Common Stock held directly by Yang Lan Studio Ltd. and warrants held by Yang Lan Studio Ltd. that are exercisable for an aggregate of 5,500,000 shares of the Issuer’s Common Stock. (See Item 3 for a summary of the terms of the warrants).

(2)	Consists of 5,666,667 shares of the Issuer’s Common Stock held directly by Yang Lan Studio Ltd., warrants held by Yang Lan Studio Ltd. that are exercisable for an aggregate of 5,500,000 shares of the Issuer’s Common Stock (See Item 3 for a summary of the terms of the warrants) and 3,000,000 shares held directly by Sun Media Investment Holdings Ltd.

(3)	Consists of 3,000,000 shares of the Issuer’s Common Stock held directly by Sun Media Investment Holdings Ltd.

(4)	Based on 40,086,609 shares of the Issuer’s Common Stock outstanding which is the sum of (i) 34,586,609 shares of the Issuer’s Common Stock outstanding as of September 14, 2006 as reported on the

Issuer’s Schedule 14C filed on September 18, 2006 and (ii) 5,500,000 shares of Common Stock by which the outstanding Common Stock of the issuer would increase as a result of the issuance of the shares upon exercise of the warrants held by Yang Lan Studio Ltd.

(5)   Based on 34,586,609 shares of the Issuer’s Common Stock outstanding as of September 14, 2006 as reported on the Issuer’s Schedule 14C filed on September 18, 2006.
     (c) To the best knowledge of the Reporting Persons, and except as described in Item 3 herein, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.
     (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, with respect to shares of Common Stock beneficially owned by the Reporting Persons.
     (e) Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Common Stock and Warrants described in Item 3 above were issued pursuant to the Stock Purchase Agreement dated August 15, 2005, which is attached hereto as Exhibit 1.
     The Common Stock and Warrants are subject to the terms and conditions of a Registration Rights Agreement dated contemporaneously with the Stock Purchase Agreement, pursuant to which the Issuer is obligated to register with the Securities and Exchange Commission the resale of the shares of Common Stock issued as well as the subsequent sale of shares issuable upon exercise of the Warrants pursuant to the Securities Act. A copy of the Registration Rights Agreement is attached hereto as Exhibit 2.
     Common Stock Purchase Warrant A (the “A Warrant”) described in Item 3 above is attached hereto as Exhibit 3.
     Common Stock Purchase Warrant B (the “B Warrant”) described in Item 3 above is attached hereto as Exhibit 4.
     Common Stock Purchase Warrant C (the “C Warrant”) described in Item 3 above is attached hereto as Exhibit 5.
     Common Stock Purchase Warrant D (the “D Warrant”) described in Item 3 above is attached hereto as Exhibit 6.
     Technology License Agreement dated August 15, 2006 described in Item 3 above between Issuer and YLS is attached hereto as Exhibit 7.
     Technology License Agreement dated August 15, 2006 between Issuer and Broadvision Global Ltd. described in Item 3 above is attached hereto as Exhibit 8.
     Stock Exchange Agreement between the Issuer and Sun Media Investment Holdings Ltd dated August 15, 2006 described in Item 3 above is attached hereto as Exhibit 9.

Item 7. Material to Be Filed as Exhibits
     Exhibit 1 Stock Purchase Agreement dated August 15, 2006 (incorporated by reference to Exhibit 10.1 of Issuer’s Form 8-K filed August 22, 2006)
     Exhibit 2 Registration Rights Agreement dated August 15, 2006 (incorporated by reference to Exhibit 10.6 of Issuer’s Form 8-K filed August 22, 2006)
     Exhibit 3 Common Stock Purchase Warrant A (incorporated by reference to Exhibit 10.2 of Issuer’s Form 8-K filed August 22, 2006)
     Exhibit 4 Common Stock Purchase Warrant B (incorporated by reference to Exhibit 10.3 of Issuer’s Form 8-K filed August 22, 2006)
     Exhibit 5 Common Stock Purchase Warrant C (incorporated by reference to Exhibit 10.4 of Issuer’s Form 8-K filed August 22, 2006)
     Exhibit 6 Common Stock Purchase Warrant D (incorporated by reference to Exhibit 10.5 of Issuer’s Form 8-K filed August 22, 2006)
     Exhibit 7 Technology License Agreement dated August 15, 2006 between Issuer and YLS (incorporated by reference to Exhibit 10.9 of Issuer’s Form 8-K filed August 22, 2006)
     Exhibit 8 Technology License Agreement dated August 15, 2006 between Issuer and Broadvision Global Ltd. (incorporated by reference to Exhibit 10.10 of Issuer’s Form 8-K filed August 22, 2006)
     Exhibit 9 Stock Exchange Agreement with Sun Media Investment Holdings Ltd dated August 15, 2006 (incorporated by reference to Exhibit 10.8 of Issuer’s Form 8-K filed August 22, 2006)
     Exhibit 10 Joint Filing Agreement dated as of October 4, 2006 by and among Yang Lan Studio Ltd., Lan Yang, Bruno Wu and Sun Media Investment Holdings Ltd.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 4, 2006

Yang Lan Studio Ltd.

/s/ Bruno Wu Name: Bruno Wu
Its: Director

Lan Yang

/s/ Lan Yang

Bruno Wu

/s/ Bruno Wu

Sun Media Investment Holdings Ltd

/s/ Bruno Wu Name: Bruno Wu
Its: Chairman of the Board

POWER OF ATTORNEY
Know all by these presents, that the undersigned hereby constitutes and appoints each of Mr. Anson XU Chen or failing which Mr. Nicholas TOPJIAN, signing singly, the undersigned’s true and lawful attorney-in-fact to:
(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as a shareholder of Broadcast International Inc. (the “Company”), Forms 3, 4, 5 and 12D (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules and regulations thereunder and a Form ID, Uniform Application for Access Codes to File on Edgar;

(2)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Forms 3, 4, 5 or 13D or Form ID and timely file such forms (including amendments thereto) and application with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.
The undersigned agrees that each such attorney-in-fact herein may rely entirely on information furnished orally or in writing by the undersigned to such attorney-in-fact. The undersigned also agrees to indemnify and hold harmless the Company and each such attorney-in-fact against any losses, claims, damages or liabilities (or actions in these respects) that arise out of or are based upon any untrue statements or omission of necessary facts in the information provided by the undersigned to such attorney-in-fact for purposes of executing, acknowledging, delivering or filing Forms 3, 4, 5 or 13D (including amendments thereto) or Form ID and agrees to reimburse the Company and such attorney-in-fact for any legal or other expenses reasonably incurred in connection with investigating or defending against any such loss, claim, damage, liability or action.

This Power of Attorney supersedes any power of attorney previously executed by the undersigned regarding the purposes outlined in the first paragraph hereof (“Prior Powers of Attorney”), and the authority of the attorneys-in-fact named in any Prior Powers of Attorney is hereby revoked.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, 5 or 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier (a) revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or (b) superseded by a new power of attorney regarding the purposes outlined in the first paragraph hereof dated as of a later date.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 6 day of September, 2006.
For and on behalf of
Yang Lan Studio Ltd.

/s/ Bruno Wu Authorized Signature

Bruno Wu Printed Name

JOINT FILING AGREEMENT
     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: October 4, 2006

Yang Lan Studio Ltd.

/s/ Bruno Wu Name: Bruno Wu
Its: Director

Lan Yang

/s/ Lan Yang

Bruno Wu

/s/ Bruno Wu

Sun Media Investment Holdings Ltd

/s/ Bruno Wu Name: Bruno Wu
Its: Chairman of the Board